

June 9, 2009

Mr. Michael J. Alber
Chief Financial Officer
Alion Science and Technology Corporation
1750 Tyson's Blvd.
Suite 1300
McLean, VA 22102

Re: **Alion Science and Technology Corporation**
            Form 10-K for the year ended September 30, 2008
            Form 10-Q for the quarter ended December 31, 2008
            Form 10-Q for the quarter ended March 31, 2009
            File No. 333-89756

Dear Mr. Alber:

We have reviewed your response to our letter dated April 9, 2009 and have the following comments. We ask that you respond within ten business days.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2008

Liquidity and Capital Resources
Term B Senior Credit Facility, page 36
Senior Unsecured Notes, page 41

1. We note your response to prior comments one and three and appreciate the additional disclosures you provided in your March 31, 2009 Form 10-Q. However, please revise your disclosures in future filings related to the Senior Credit Facility to fully comply with our response to Question 10 of the FAQ for Non-GAAP Financial Measures. In this regard, it appears to us that detailed calculations of Consolidated EBITDA and related ratios should not be provided but rather you should disclose the required ratios/amounts and actual ratios/amounts at or for each period. Also, please revise your disclosures in future filings related to the Senior Unsecured Notes to disclose the actual ratio of adjusted EBITDA to consolidated interest expense for each period.

Summary of Critical Accounting Policies, Goodwill and Intangible Assets and Redeemable Common Stock, page 47

2. We note your response to prior comment four and appreciate the additional disclosures you provided in your March 31, 2009 Form 10-Q. However, please provide us and revise future filings to:
   - Disclose the number and nature of your reporting units; and
   - Quantify the material assumptions (ranges and/or weighted averages) underlying your discounted cash flow analyses and quantify the potential impact of changes in each material assumption by providing sensitivity analyses.

Notes to the Consolidated Financial Statements

(2) Summary of Significant Accounting Policies – Redeemable Common Stock, page 59

3. We note your response to prior comment five however it continues to appear to us that certain disclosures throughout your filings seem to indicate that management relied on the third party valuation firm. We note that management provides financial and other information to the third party, that management reviews the information that the valuation firm includes in its report for accuracy and consistency, and that the board of directors reviews the valuation report. However, it appears to us that certain disclosures related to redeemable common stock, redeemable common stock warrants, fair value measurements, goodwill and intangible assets, stock appreciation rights, and phantom stock plans appear to imply management is relying on the third party valuation report to determine the fair value of your common stock. Please advise or revise future filings as appropriate.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Anne McConnell, Senior Staff Accountant, at (202) 551-3709, or to the undersigned at (202) 551-3768.

Sincerely,

John Cash

Branch Chief